Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Airspan Networks Inc. for the registration of the Company’s Common Stock, par value $.0003 per share, Convertible Preferred Stock, par value $.0001 per share, and Warrants up to an aggregate public offering price of $50,000,000 and to the incorporation by reference therein of our report dated April 27, 2005, with respect to the consolidated financial statements and schedule of Airspan Networks Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

Ernst & Young LLP
London, England
June 8, 2007